SECU **12014261** SSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 65199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|11 AND ENDING 12|31|11

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities LLC

                                                                       OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                                                    FIRM I.D. NO.

518 17th Street , 12th Floor

                                (No. and Street)

Denver   CO   80202

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

                                  (Name – if individual, state last, first, middle name)

707 17th Street , Ste 1200   Denver   CO   80202

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Charles Murray_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Dividend Capital Securities, LLC_ , as of _December 31st_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_N/A_

MY COMMISSION EXPIRES
01-17-2016

Signature

President, DCS
Title

Notary Public   DAWN R. ROGERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities LLC (the Company) as of December 31, 2011, and the related statements of operations and member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, Computation of Net Capital under Rule 15c3-1, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



February 28, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	2,523,438
Accounts receivable – related parties		856,812
Property and equipment, net of accumulated depreciation of $112,321		29,157
Other assets		738,186
Total assets	$	4,147,593

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accruals ($112,727 due to related parties)	$	464,915
Accrued commissions and bonuses – related parties		1,476,380
Accrued commissions		476,572
Other liabilities		58,889
Total liabilities		2,476,756
Member's equity		1,670,837
Commitments and contingencies		
Total liabilities and member's equity	$	4,147,593

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Operations and Member's Equity

Year ended December 31, 2011

Revenue:		
Dealer manager fees – related party	$	11,064,711
Marketing fees – related parties		2,447,075
Commissions, net (note 3)		—
Interest and other income		382
Total revenue		13,512,168
Expenses:		
Commissions – related parties		4,185,634
Payroll related		3,057,971
Office and overhead		1,758,453
Marketing and travel		8,100,416
General and administrative		482,757
Total expenses		17,585,231
Net Loss		(4,073,063)
Member's equity, beginning of year		1,063,600
Capital contributions from member		4,680,300
Member's equity, end of year	$	1,670,837

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(4,073,063)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		21,661
Changes in operating assets and liabilities:		
Increase in accounts receivable – related parties		(348,532)
Increase in other assets		(126,941)
Receipt of accrued interest from certificates of deposit		7,550
Decrease in accounts payable and other accruals		(120,750)
Decrease in other liabilities		(2,350)
Increase in accrued commissions and accrued commissions and bonuses – related parties		300,480
Net cash used in operating activities		(4,341,945)
Cash flows from investing activities:		
Redemption of certificates of deposit		100,000
Cash flows from financing activities:		
Capital contributions from member		4,680,300
Net increase in cash and cash equivalents		438,355
Cash and cash equivalents, beginning of year		2,085,083
Cash and cash equivalents, end of year	$	2,523,438

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Notes to Financial Statements

December 31, 2011

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2011, the Company conducted business primarily as a broker-dealer to offer shares of Industrial Income Trust Inc. (IIT), a related party. IIT's public filing for a $2 billion maximum common stock offering with the SEC became effective on December 18, 2009.

The Company has obtained a commitment letter from DCSG that it will continue to provide equity funding for the Company's operations through at least January 1, 2013, if needed.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in nonfederally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all property and equipment is five years.

(e) Income Taxes

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes.

Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

As of December 31, 2011, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2007.

(f)   ***Revenue Recognition***

The Company earns a dealer manager fee for managing the offering of IIT's common shares. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities. Revenue from commissions is reported net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and payable.

(3)   Commissions and Fees

The Company has a Dealer Manager Agreement with IIT to sell shares of the common stock of IIT (the IIT Shares) under IIT's first public offering, which included shares pursuant to IIT's Distribution Reinvestment Plan (DRIP). Subject to the provisions for a reduction of the sales commission described in IIT's prospectus, IIT will pay the Company a sales commission of up to 7.0% of the gross offering proceeds raised from the sale of IIT shares in its primary offering, all of which may be reallowed to participating broker-dealers who are members of FINRA. IIT will also pay the Company a Dealer Manager fee of $0.25 per share of IIT common stock sold in the primary offering, for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker-dealers.

Prior to and during 2011, the Company signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker-dealers to sell the IIT shares to the public. Under the Selected Agreements, the Company paid the broker-dealers a commission of up to seven percent (7%) of gross proceeds. Commissions are paid to the broker-dealers within 30 days of the Company receiving its commissions from IIT. The Company recognized gross commission revenue of $27,067,134 and gross commission expense of $27,067,134 during the year ended December 31, 2011. These amounts are recorded net of each other in accordance with FASB Accounting Standards Codification Topic No. 605-45, *Principal Agent Considerations*, and are presented as commissions, net in the accompanying statement of operations and member's equity.

       (Continued)

The Company recognized $253,700 of reimbursements from Dividend Capital Total Advisors LLC, a related party.

(4) **Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2011, the Company had regulatory net capital of $745,690, which was $580,573 in excess of its minimum net capital requirement of $165,117. At December 31, 2011, the aggregate indebtedness to net capital ratio was 3.3 to 1.

(5) **Related-Party Transactions**

The Company has agreements with related parties, which require the Company to pay allocated expenses from the related party, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $1,569,939 of these related-party expenses for the year ended December 31, 2011, which are included in office and overhead expense in the accompanying statement of operations and member's equity. Additionally, all revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(6) **Rule 15c3-3**

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i) of the Securities and Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(7) **Subsequent Events**

The Company has evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2011

Net capital:		
Member's equity	$	1,670,837
Less nonallowable assets:		
Property and equipment, net		29,157
Accounts receivable – related parties, net of allowable portion		157,804
Other assets		738,186
Haircuts on securities positions		—
Net capital		745,690
Minimum required net capital (greater of 6⅔% of aggregate indebtedness or $2,476,756)		165,117
Capital in excess of minimum requirements	$	580,573

The computation of net capital in conjunction with Form X-17A-5, as amended as of December 31, 2011, as filed on February 28, 2012, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

Report of Independent Registered Public Accounting Firm on
Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements of Dividend Capital Securities LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Dividend Capital Securities LLC
518 Seventeenth Street, Suite 1200
Denver, Colorado:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC (together, the other specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the Company's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5, as amended, for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended __Dec 31__, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065199   FINRA   DEC
DIVIDEND CAPITAL SECURITIES LLC   21*21
518 17TH ST 12TH FL
DENVER CO 80202-4130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 13,754.51

   B. Less payment made with SIPC-6 filed (exclude interest)   (5,797.94)

   7/29/11
   Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   —

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,956.57

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 7,956.57

   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ , 20____
and ending _____ , 20____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 40,579,302

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

   (2) Net loss from principal transactions in securities in trading accounts.   —

   (3) Net loss from principal transactions in commodities in trading accounts.   —

   (4) Interest and dividend expense deducted in determining item 2a.   —

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   —

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

   (7) Net loss from securities in investment accounts.   —

       Total additions   —

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   —

   (2) Revenues from commodity transactions.   —

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   30,772,658 —

   (4) Reimbursements for postage in connection with proxy solicitation.   —

   (5) Net gain from securities in investment accounts.   —

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   4,304,460

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   382

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions   35,077,500

2d. SIPC Net Operating Revenues $ 5,501,802

2e. General Assessment @ .0025 $ 13,754.51

(to page 1, line 2.A.)

2